Filed pursuant to Rule 424(b)(3)

Registration File No. 333-123246

PROSPECTUS

POWERWAVE TECHNOLOGIES, INC.

$200,000,000

1.875% Convertible Subordinated Notes due 2024 and

18,034,260 of Common Stock Issuable Upon Conversion of the Notes

We issued $150.0 million of the Notes in a private placement on November 10, 2004. On December 7, 2004, the initial purchaser exercised their option to acquire an additional $50.0 million aggregate principal amount of the Notes. This prospectus will be used by selling security holders to resell their Notes and the 18,034,260 shares of Common Stock issuable upon conversion of their Notes.

The Notes are convertible at a conversion price of $11.09 per share, which is equal to a conversion rate of approximately 90.1713 shares per each $1,000 principal amount of Notes, subject to adjustment as described in this prospectus. In addition, at certain times and under certain circumstances, we may redeem the Notes at our election or at the election of the holders of the Notes. You can find a more extensive description of the Notes beginning on page 21.

The Notes bear interest at a rate of 1.875% per annum. We will pay interest on the Notes on June 15 and December 15 of each year, beginning on June 15, 2005. The Notes will mature on November 15, 2024.

The Notes issued in the private placement are eligible for trading in The PORTALSM Market of the National Association of Securities Dealers, Inc. The Notes sold using this prospectus, however, will no longer be eligible for trading in The PORTALSM Market. We do not intend to list the Notes on any other national securities exchange or automated quoting system.

Our Common Stock is traded on the Nasdaq National Market under the symbol “PWAV.” On February 28, 2005, the last reported sale price for our Common Stock on the Nasdaq National Market was $6.84 per share.

Investing in the Notes and our Common Stock issuable upon conversion of the Notes involves certain risks. See “Risk Factors” beginning on page 6 to read about the risks you should consider carefully before purchasing these securities.

The information in this prospectus is not complete and may be changed. These securities may not be resold until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the Notes or the Common Stock issuable upon conversion of the Notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the Notes or the shares of Common Stock issuable upon conversion of the Notes are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the Notes or the Common Stock issuable upon conversion of the Notes.

SUMMARY

Powerwave is a global supplier of end-to-end wireless solutions for wireless communications networks. Our primary business consists of the design, manufacture, marketing and sale of products to improve coverage, capacity and data speed in wireless communications networks, including antennas, boosters, combiners, filters, radio frequency power amplifiers, repeaters, tower-mounted amplifiers, and advanced coverage solutions. These products are utilized in major wireless networks throughout the world, which support voice and data communications, by use of cell phones and other wireless communication devices. We sell such products to both original equipment manufacturers, who incorporate our products into their proprietary base stations (which they then sell to wireless network operators), and directly to individual wireless network operators for deployment into their existing networks. We also operate a contract manufacturing business under the trade-name of “Arkivator.” This business manufactures and sells advanced industrial components, primarily for the automotive and food industries, under contract manufacturing arrangements with certain Nordic industrial companies. This business accounted for approximately five percent of our revenues for the third fiscal quarter of 2004.

On May 3, 2004, we completed our previously announced acquisition of LGP Allgon Holding AB, or LGP Allgon, which increased our product offerings within the global wireless infrastructure market and improved our ability to offer more complete end-to-end solutions for our customers’ complex wireless network requirements.

Our wireless communications business is primarily dependent upon the worldwide demand for wireless communications and the resulting requirements for infrastructure spending by wireless network operators to support such demand. Today, the majority of the wireless network operators offer wireless voice and data services on what are commonly referred to as 2 or 2.5G networks. These wireless networks utilize common transmission protocols including Code Division Multiple Access, or CDMA, Time Division Multiple Access, or TDMA, and Global System for Mobile, or GSM, all of which define different standards for transmitting voice and data within wireless networks. Within these transmission protocols, there are various improvements available to increase the speed of data transmission or to increase the amount of voice capacity in the network. These types of improvements are generally referred to as 2.5G and include upgrades to GSM such as General Packet Radio Service, or GPRS, and Enhanced Data Rates for Global Evolution, or EDGE. For CDMA networks, various upgrades are referred to as CDMA 1x, CDMA2000 and CDMA EV/DO.

The newest generation of wireless voice and data transmission protocols is referred to as 3G. These next generation transmission protocols provide significantly higher data rate transmissions, with significant additional voice capacity and the ability to transmit high capacity information, such as video and web access. The major 3G transmission protocol is known as Wideband Code Division Multiple Access, or WCDMA. This protocol is being utilized in the next generation of GSM networks, which are referred to as Universal Mobile Telecommunication Systems, or UMTS.

Our strategy is to become the leading supplier of wireless communications network products and coverage solutions and includes the following key elements:

•	providing leading technology to the wireless communications infrastructure equipment industry through research and development that continues to improve our products’ technical performance while reducing our costs and establishing new levels of technical performance for the industry;

•	utilizing our research and development efforts combined with our internal and external manufacturing and supply chain capabilities to raise our productivity and to lower our product costs;

•	leveraging our position as a leading supplier of wireless communications products and coverage solutions to increase our market share and expand our relationships with both our existing customers and potential new customers;

•	continuing to expand our customer base of wireless network original equipment manufacturers and leading wireless network operators; and

•	maintaining our focus on the quality, reliability and manufacturability of our wireless communications products and coverage solutions.

We were incorporated in Delaware in January 1985 under the name Milcom International, Inc. and changed our name to Powerwave Technologies, Inc. in June 1996. Our main offices are located at 1801 E. St. Andrew Place, Santa Ana, California 92705, and our phone number is (714) 466-1000. More comprehensive information about us and our products is available through our worldwide web site at www.powerwave.com. The information contained on our website, or other sites linked to it, is not incorporated by reference into this prospectus.

The Offering

Securities Offered	$200,000,000 aggregate principal amount of 1.875% Convertible Subordinated Notes due 2024, plus 18,034,260 shares of our Common Stock issuable upon conversion of the Notes. The number of shares of Common Stock issuable upon conversion of the Notes represents approximately 18% of our outstanding shares of Common Stock as of February 28, 2005.

Maturity	November 15, 2024.

Interest Rate and Payment Dates	The Notes will bear interest at a rate of 1.875% per annum. Interest will be payable semiannually in arrears on each June 15 and December 15, beginning on June 15, 2005.

Subordination	The Notes will be our general unsecured obligations, will be subordinate in right of payment to all of our existing and future senior indebtedness and will rank equally with all of our existing and future subordinated debt. In addition, the Notes will be effectively subordinated to all of the existing and future debt and other liabilities of our subsidiaries. As of January 2, 2005, we had approximately $670,000 of senior debt, which consisted of approximately $625,000 of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies and approximately $45,000 of capital lease obligations, all of which will be senior in right of payment to the Notes. In addition, as of January 2, 2005, we had $130 million of additional outstanding indebtedness that will rank equally with the Notes.

Conversion Rights	Holders may convert some or all of their outstanding Notes, unless previously purchased by us, into shares of our Common Stock at a “Conversion Price” per share of $11.09, at any time prior to the close of business on the maturity date. This represents a conversion rate of approximately 90.1713 shares of Common Stock per $1,000 principal amount of Notes. Upon conversion, we will have the right to deliver, in lieu of shares of Common Stock, cash or a combination of cash and shares of Common Stock.

In certain circumstances the Conversion Price will be subject to adjustment.

If you elect to convert your Notes in connection with a change in control at a time when the Notes are not redeemable by us, under certain circumstances we will (1) adjust the Conversion Price to increase the number of shares of Common Stock you will receive upon conversion or (2) elect to adjust the conversion rate and the related conversion obligation so that the Notes are convertible into shares of the acquiring or surviving company.

Upon conversion, you will not receive any cash payment representing accrued and unpaid interest. Instead, such accrued interest will be deemed paid by the shares of Common Stock received upon conversion.

Optional Redemption

We may redeem all or any portion of the Notes at any time on or after November 21, 2011, at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but not including the date of redemption, payable in cash.

On or after November 21, 2009 until November 20, 2010, and on or after November 21, 2010 until November 20, 2011, we may redeem all or any portion of the Notes for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest up to but not including the date of redemption, in the event that the closing sale price of our Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month preceding the calendar month in which the notice of redemption is properly mailed to holders is more than 160% and 130%, respectively, of the then-applicable Conversion Price on that 30th trading day.

Repurchase of Notes at the Option of the Holder	Holders may require us to repurchase all or a portion of their Notes on November 15, 2011, 2014 and 2019 for a repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of repurchase, payable in cash.

Repurchase of Notes Upon a Change in Control	Upon a change in control, holders will have the right to require us to repurchase all or a portion of their Notes for a period of time after the change in control. The repurchase price will be equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of redemption, payable in cash.

Registration Rights	Pursuant to a registration rights agreement with the initial purchaser, we have filed a shelf registration statement, of which this prospectus is a part, with the SEC with respect to the Notes and our Common Stock issuable upon conversion of the Notes.

Use of Proceeds	We will not receive any of the proceeds of the resale of the Notes by the selling securityholders or the Common Stock into which the Notes may be converted.

RISK FACTORS

Risks Related to Our Business

We rely upon a few customers for the majority of our revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on our business, results of operations and financial condition.

We sell most of our products to a small number of customers, and we expect that this will continue. For the year ended January 2, 2005, sales to Nortel accounted for approximately 24% of net sales and sales to Nokia accounted for approximately 10% of our net sales. For fiscal year 2003, Nortel accounted for approximately 57% of our net sales and Nokia accounted for 10% or more of our net sales. Our future success is dependent upon the continued purchases of our products by such customers and any fluctuations in demand from such customers could negatively impact our results of operations. If we are unable to broaden our customer base and expand relationships with major wireless original equipment manufacturers and major operators of wireless networks, our business will continue to be impacted by unanticipated demand fluctuations due to our dependence on a small number of customers. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our results of operations and financial condition. In addition, our dependence on a small number of major customers exposes us to numerous other risks, including:

•	a slowdown or delay in deployment of wireless networks by any one customer could significantly reduce demand for our products;

•	reductions in a single customer’s forecasts and demand could result in excess inventories;

•	each of our customers have significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules;

•	direct competition should a customer decide to increase its level of internal designing and/or manufacturing of wireless communication network products; and

•	concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customers declared bankruptcy or delayed payment of their receivables.

We may incur unanticipated costs as we complete the integration of our business with the business of LGP Allgon.

On May 3, 2004, we completed the exchange offer for the outstanding shares of LGP Allgon. This acquisition involves the integration of two companies based in different countries that previously have operated independently, which is a complex, costly and time consuming process. We have limited experience integrating operations as substantial and geographically diverse as those of LGP Allgon, and as a result, we may not successfully integrate the operations of Powerwave and LGP Allgon in a timely manner, or at all. The failure to successfully integrate the two companies’ operations could undermine the anticipated benefits and synergies of the combination, which could adversely affect our business, financial condition and results of operations. The anticipated benefits and synergies relate to cost savings associated with operational efficiencies, greater economies of scale and revenue enhancement opportunities. However, these anticipated benefits and synergies are based on projections and assumptions, not actual experience, and assume a smooth and successful integration of the two companies.

In addition, the acquisition of LGP Allgon is the largest acquisition we have completed and the complex process of integrating LGP Allgon requires significant resources. We have incurred and will continue to incur significant costs and commit significant management time in integrating LGP Allgon’s operations, information, communications and other systems and personnel, among other items. The integration of these businesses has resulted and will continue to result in cash outflows related to the integration process, such as:

•	fees and expenses of professionals and consultants involved in completing the integration process;

•	settling existing liabilities of the acquired businesses;

•	integrating technology and personnel; and

•	other transaction costs associated with the acquisition, including financial advisor, attorney, accountant and other fees.

There have been significant reductions in customer demand for our products, and if this continues, our operating results will continue to be adversely impacted.

We have a history of significant reductions in demand that demonstrates the risks related to our customer and industry concentration levels. While our revenues increased during fiscal year 2004, a majority of this increase was due to the acquisition of LGP Allgon. During fiscal 2003, we experienced significantly reduced demand for our products due to lower than anticipated capital spending plans by major wireless network operators. This reduction in spending by wireless network operators also resulted in reduced purchases by wireless original equipment manufacturers, whose primary customers are wireless network operators. As a result, our revenues decreased during fiscal 2003 to $239.1 million from $384.9 million in fiscal 2002. Revenues from wireless network operators decreased to $47.9 million in 2003 from $73.5 million in 2002. If these reductions in overall market demand continue to result in significant reductions in future demand for our products, our revenues will be flat or down and our results of operations will continue to be negatively impacted.

We have also experienced significant reductions in wireless network operator demand as well as significant delays in demand for WCDMA, or 3G, based products due to the high projected capital cost of building such networks and market concerns regarding the inoperability of such network protocols. In combination with these market issues, a majority of wireless network operators have, in the past, reduced their capital spending plans in order to improve their overall cash flow. The continuation of any delays in development of 3G networks will result in continued reduced demand for our products which will have a material adverse effect on our business.

We have experienced, and will continue to experience, significant fluctuations in sales and operating results from quarter to quarter.

Our quarterly results fluctuate due to a number of factors, including:

•	the lack of any obligation by our customers to purchase their forecasted demand for our products;

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments;

•	high fixed expenses that increase operating expenses, especially during a quarter with a sales shortfall;

•	product failures and associated warranty and in-field service support costs; and

•	discounts given to certain customers for large volume purchases.

We have regularly generated a large percentage of our revenues in the last month of a quarter. Since we attempt to ship products quickly after we receive orders, we may not always have a significant backlog of unfilled orders at the start of each quarter and we may be required to book a substantial portion of our orders during the quarter in which such orders ship. Our major customers generally have no obligation to purchase forecasted amounts and may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice and without penalty. As a result, we may not be able to accurately predict our quarterly sales. Because our expense levels are partially based on our expectations of future sales, our expenses may be disproportionately large relative to our revenues, and we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales relative to our quarterly expectations or any delay of customer orders would adversely affect our revenues and results of operations.

Order deferrals and cancellations by our customers, declining average sales prices, changes in the mix of products sold, delays in the introduction of new products and longer than anticipated sales cycles for our products have, in the past, adversely affected our results of operations. Despite these factors, we, along with our contract manufacturers, maintain significant finished goods, work-in-progress and raw materials inventory to meet estimated order forecasts. If our customers purchase less than their forecasted orders or cancel or delay existing purchase orders, there will be higher levels of inventory that face a greater risk of obsolescence. If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be enough inventory or manufacturing capacity to fill their orders.

Due to these and other factors, our past results are not reliable indicators of our future performance. Future revenues and operating results may not meet the expectations of public market analysts or investors. In either case, the price of our Common Stock could be materially adversely affected.

Our average sales prices have declined, and we anticipate that the average sales prices for our products will continue to decline and negatively impact our gross profit margins.

Wireless service providers are continuing to place pricing pressure on wireless infrastructure manufacturers, which in turn, has resulted in lower selling prices for our products, with certain competitors aggressively reducing prices in an effort to increase their market share. The average sales price for our radio frequency power amplifier products declined by between 2% to 23% from fiscal 2003 to fiscal 2004. Since wireless infrastructure manufacturers frequently negotiate supply arrangements far in advance of delivery dates, we must often commit to price reductions for our products before we know how, or if, we can obtain such cost reductions. In addition, average sales prices are affected by price discounts negotiated without firm orders for large volume purchases by certain customers. To offset declining average sales prices, we must reduce manufacturing costs and ultimately develop new products with lower costs or higher average sales prices. If we cannot achieve such cost reductions or increases in average selling prices, our gross margins will decline.

Our suppliers, contract manufacturers or customers could become competitors.

Many of our customers internally design and/or manufacture their own wireless communications network products. These customers also continuously evaluate whether to manufacture their own wireless communications network products or utilize contract manufacturers to produce their own internal designs. Certain of our customers regularly produce or design wireless communications network products in an attempt to replace products manufactured by us. We believe that this practice will continue. In the event that our customers manufacture or design their own wireless communications network products, such customers could reduce or eliminate their purchases of our products, which would result in reduced revenues and would adversely impact our results of operations and liquidity. Wireless infrastructure equipment manufacturers with internal manufacturing capabilities, including many of our customers, could also sell wireless communications network products externally to other manufacturers, thereby competing directly with us. In addition, our suppliers or contract manufacturers may decide to produce competing products directly for our customers and, effectively, compete against us. If, for any reason, our customers produce their wireless communications network products internally, increase the percentage of their internal production, require us to participate in joint venture manufacturing with them, engage our suppliers or contract manufacturers to manufacture competing products, or otherwise compete directly against us, our revenues would decrease, which would adversely impact our results of operations.

Our success is tied to the growth of the wireless services communications market and our future revenue growth is dependent upon the expected increase in the size of this market.

Our revenues come primarily from the sale of wireless communications network products and coverage solutions. Our future success depends upon the growth and increased availability of wireless communications services. Wireless communications services may not grow at a rate fast enough to create demand for our products, as we experienced during fiscal 2003. During this period, wireless network operators reduced or delayed capital spending on wireless networks in order to preserve their operating cash and improve their balance sheets. Such reduced spending on wireless networks has had a negative impact on our operating results. If wireless network operators continue to delay or maintain reduced levels of capital spending, our operating results will continue to be negatively impacted.

Our reliance on contract manufacturers exposes us to risks of excess inventory or inventory carrying costs.

If our contract manufacturers are unable to timely respond to changes in customer demand, we may be unable to produce enough products to respond to sudden increases in demand resulting in lost revenues, or alternatively, in the case of order cancellations or decreases in demand, we may be liable for excess or obsolete inventory or cancellation charges resulting from contractual purchase commitments that we have with our contract manufacturers. We regularly provide rolling forecasts of our requirements to our contract manufacturers for planning purposes, pursuant to our agreements, a portion of which is binding upon us. Additionally, we are committed to accept delivery on the forecasted terms for a portion of the rolling forecast. Cancellations of orders or changes to the forecasts provided to any of our contract manufacturers may result in cancellation costs payable by us. In the past, we have been required to take delivery of materials from other suppliers and subcontractors that were in excess of our requirements and we have previously recognized charges and expenses related to such excess material.

By using contract manufacturers, our ability to directly control the use of all inventory is reduced since we do not have full operating control over their operations. If we are unable to accurately forecast demand for our contract manufacturers and manage the costs associated with our contract manufacturers, we may be required to pay inventory carrying costs or purchase excess inventory. If we or our contract manufacturers are unable to utilize such excess inventory in a timely manner, and are unable to sell excess components or products due to their customized nature, our operating results and liquidity would be negatively impacted.

We depend on single sources or limited sources for key components and products, which exposes us to risks related to product shortages or delays, as well as potential product quality issues, all of which could increase the cost of our products thereby reducing our operating profits.

A number of our products and the parts used in our products are available from only one or a limited number of outside suppliers due to unique component designs, as well as certain quality and performance requirements. To take advantage of volume pricing discounts, we also purchase certain products, and along with our contract manufacturers, purchase certain customized components from single or limited sources. We have experienced, and expect to continue to experience, shortages of single-source and limited-source components. Shortages have compelled us to adjust our product designs and production schedules and have caused us to miss customer requested delivery dates. To date, the missed customer delivery dates have not had an adverse impact on our financial results. If single-source or limited-source components become unavailable in sufficient quantities in the desired time periods, are discontinued or are available only on unsatisfactory terms, we would be required to purchase comparable components from other sources and may be required to redesign our products to use such components which could delay production and delivery of our products. If production and delivery of our products are delayed such that we do not meet the agreed upon delivery dates of our customers, such delays could result in lost revenues due to customer cancellations, as well as potential financial penalties payable to our customers. Any such loss of revenue or financial penalties would have a material adverse effect on our results of operations.

Our reliance on certain single-source and limited-source components and products also exposes us and our contract manufacturers to quality control risks if these suppliers experience a failure in their production process or otherwise fail to meet our quality requirements. A failure in a single-source or limited-source component or product could force us to repair or replace a product utilizing replacement components. If we cannot obtain comparable replacements or redesign our products, we could lose customer orders or incur additional costs, which would have a material adverse effect on our results of operations.

We may fail to develop products that are sufficiently manufacturable, which could negatively impact our ability to sell our products.

Manufacturing our products is a complex process that requires significant time and expertise to meet customers’ specifications. Successful manufacturing is substantially dependent upon the ability to assemble and tune these products to meet specifications in an efficient manner. In this regard, we largely depend on our staff of assembly workers and trained technicians at our internal manufacturing operations in the U.S., Europe and Asia, as well as our contract manufacturers’ staff of assembly workers and trained technicians. If we cannot design our products to minimize the manual assembly and tuning process, or if we or our contract manufacturers lose a number of trained assembly workers and technicians or are unable to attract additional trained assembly workers or technicians, we may be unable to have our products manufactured in a cost effective manner.

We may fail to develop products that are of adequate quality and reliability, which could negatively impact our ability to sell our products.

We have had quality problems with our products in the past and may have similar problems in the future. We have replaced components in some products in accordance with our product warranties. We believe that our customers will demand that our products meet increasingly stringent performance and reliability standards. If we cannot keep pace with technological developments, evolving industry standards and new communications protocols, if we fail to adequately improve product quality and meet the quality standards of our customers, or if our contract manufacturers fail to achieve the quality standards of our customers, we risk losing business which would negatively impact our results of operations. Design problems could also damage relationships with existing and prospective customers and could limit our ability to market our products to large wireless infrastructure manufacturers, many of which build their own products and have stringent quality control standards.

If we are unable to hire and retain highly qualified technical and managerial personnel, we may not be able to sustain or grow our business.

Competition for personnel, particularly qualified engineers, is intense. The loss of a significant number of such persons, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on our business, results of operations and financial condition. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to Powerwave or the failure to achieve our intellectual property objectives may also have a material adverse effect on our business.

We believe that our success depends upon the knowledge and experience of our management and technical personnel and our ability to market our existing products and to develop new products. Our employees are generally employed on an at-will basis and do not have non-compete agreements. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors.

Future acquisitions or strategic alliances may present risks, and we may be unable to achieve the financial and strategic goals intended at the time of any acquisition or strategic alliance.

In the past, we have acquired and made investments in other companies, products and technologies and entered into strategic alliances with other companies. We continually evaluate these types of opportunities. In the future, we may acquire or invest in other companies, products or technologies, or we may enter into joint ventures, mergers or strategic alliances with other companies. Such transactions subject us to numerous risks, including the following:

•	difficulty integrating the operations, technology and personnel of the acquired company;

•	inability to achieve the anticipated financial and strategic benefits of the specific acquisition or strategic alliance;

•	inability to retain key technical and managerial personnel from the acquired company;

•	difficulty in maintaining controls, procedures and policies during the transition and integration process;

•	diversion of our management’s attention from other business concerns;

•	failure of our due diligence process to identify significant issues, including issues with respect to product quality, product architecture, legal and financial contingencies, and product development; and

•	significant exit charges if products acquired in business combinations are unsuccessful.

If we are unable to effectively manage these risks as part of any acquisition or joint venture, our business would be adversely affected.

There are significant risks related to our internal and contract manufacturing operations in Asia.

As part of our strategy to reduce our production costs, we have outsourced the majority of our radio frequency power amplifier manufacturing operations to contract manufacturers in China, Singapore and Thailand. We also maintain our own manufacturing operations in China, Estonia and Sweden, as well as limited capability in the United States. The Chinese legal system lacks transparency, which gives the Chinese central and local government authorities a higher degree of control over our business in China than is customary in the United States and makes the process of obtaining necessary regulatory approval in China inherently unpredictable. In addition, the protection accorded our proprietary technology and know-how under the Chinese and Thai legal systems is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage. Also, manufacturing our products and utilizing contract manufacturers, as well as other suppliers throughout the Asia region, exposes our business to the risk that our proprietary technology and ownership rights may not be protected or enforced to the extent that they may be in the United States.

Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments during the past two decades, it is possible that the Chinese government will change its current policies in the future, making continued business operations in China difficult or unprofitable.

We require air or ocean transport to ship products built in Asia to our customers. Transportation costs would escalate if there were a shortage of air or ocean cargo space and any significant increase in transportation costs would cause an increase in our expenses and negatively impact our results of operations. In addition, if we are unable to obtain cargo space or secure delivery of components or products due to labor strikes, lockouts, work slowdowns or work stoppages by longshoremen, dock workers, airline pilots or other transportation industry workers our delivery of products could be adversely delayed.

The initial sales cycle associated with our products is typically lengthy, often lasting from nine to eighteen months, which could cause delays in forecasted sales and cause us to incur substantial expenses before we record any associated revenues.

Our customers normally conduct significant technical evaluations, trials and qualifications of our products before making purchase commitments. This qualification process involves a significant investment of time and resources from both our customers and us in order to ensure that our product designs are fully qualified to perform as required. The qualification and evaluation process, as well as customer field trials, may take longer than initially forecasted, thereby delaying the shipment of sales forecasted for a specific customer for a particular quarter and causing our operating results for the quarter to be less than originally forecasted. Such a sales shortfall would reduce our profitability and negatively impact our results of operations.

We conduct a significant portion of our business internationally, which exposes us to increased business risks.

For fiscal years 2004, 2003, 2002 and 2001, international revenues (excluding North American sales) accounted for approximately 71%, 46%, 33% and 41% of our net sales, respectively. There are many risks that currently impact, and will continue to impact our international business and multinational operations, including the following:

•	compliance with multiple and potentially conflicting regulations in Europe, Asia and North and South America, including export requirements, tariffs, import duties and other trade barriers, as well as health and safety requirements;

•	potential labor strikes, lockouts, work slowdowns and work stoppages at U.S. and international ports;

•	differences in intellectual property protections throughout the world;

•	difficulties in staffing and managing foreign operations in Europe, Asia and South America, including dealings with unionized labor pools in Europe;

•	longer accounts receivable collection cycles in Europe, Asia and South America;

•	currency fluctuations and resulting losses on currency translations;

•	terrorists attacks on American companies;

•	economic instability, including inflation and interest rate fluctuations, such as those previously seen in South Korea and Brazil;

•	competition for foreign based suppliers throughout the world;

•	overlapping or differing tax structures;

•	the complexity of global tax and transfer pricing rules and regulations and our potential inability to benefit/offset losses in one tax jurisdiction with income from another;

•	cultural and language differences between the United States, and the rest of the world; and

•	political or civil turmoil.

Any failure on our part to manage these risks effectively would seriously reduce our competitiveness in the wireless infrastructure marketplace.

Protection of our intellectual property is limited.

We rely upon trade secrets and patents to protect our intellectual property. We execute confidentiality and non-disclosure agreements with certain employees and our suppliers, as well as limit access to and distribution of our proprietary information. We have an on-going program to identify and file applications for U.S. and other international patents.

The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us, or the failure to achieve our intellectual property objectives could have a material adverse effect on our business, results of operations and financial condition. We do not have non-compete agreements with our employees who are generally employed on an at-will basis. Therefore, we have had, and may continue to have, employees leave us and go to work for competitors. If we are not successful in prohibiting the unauthorized use of our proprietary technology or the use of our processes by a competitor, our competitive advantage may be significantly reduced which would result in reduced revenues.

We are at risk of third-party claims of infringement that could harm our competitive position.

We have received third-party claims of infringement in the past and have been able to resolve such claims without having a material impact on our business. Currently, certain parties have notified the Company of potential claims against the Company. While the Company reviews such potential claims, we do not believe that their resolution will have a material affect on the Company. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that we may face additional infringement claims. Such claims, whether or not valid, could result in substantial costs and diversion of our resources. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products, which would adversely affect our customer relationships and negatively impact our revenues.

The communications industry is heavily regulated. We must obtain regulatory approvals to manufacture and sell our products, and our customers must obtain approvals to operate our products. Any failure or delay by us or any of our customers to obtain such approvals could negatively impact our ability to sell our products.

Various governmental agencies have adopted regulations that impose stringent radio frequency emissions standards on the communications industry. Future regulations may require that we alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals. The enactment by governments of new laws or regulations or a change in the interpretation of existing regulations could negatively impact the market for our products.

The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this type of governmental approval process have caused, and may continue to cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These types of unanticipated delays would result in delayed or cancelled customer orders.

We may need additional capital in the future and such additional financing may not be available at favorable terms.

We may need to raise additional funds through public or private debt or equity financings in order to take advantage of opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies. If we are not successful in integrating our business and managing the worldwide aspects of the combined company resulting from the LGP Allgon acquisition, our operations may not generate profits and may consume our cash resources faster than we anticipate. Such losses would make it difficult to obtain new sources of financing. In addition, if we do not generate sufficient cash flow from operations, we may need to raise additional funds to repay our outstanding convertible debt that we issued in 2003 and 2004. Our ability to secure additional financing or sources of funding is dependent upon numerous factors, including the current outlook of our business, our credit rating and the market price of our common stock, all of which are directly impacted by our ability to increase revenues and generate profits. Our ability to increase revenues and generate profits is subject to numerous risks and uncertainties and any significant decrease in our revenues or profitability could reduce our operating cash flows and erode our existing cash balances. If we are unable to secure additional financing or such financing is not available at acceptable terms, we may not be able to take advantage of such opportunities, or otherwise respond to unanticipated competitive pressures.

The wireless communications infrastructure equipment industry is extremely competitive and is characterized by rapid technological change, frequent new product development, rapid product obsolescence, evolving industry standards and significant price erosion over the life of a product. If we are unable to compete effectively, our business, results of operations and financial condition would be adversely affected.

Our products compete on the basis of the following characteristics:

•	performance;

•	functionality;

•	reliability;

•	pricing;

•	quality;

•	designs that can be efficiently manufactured in large volumes;

•	time-to-market delivery capabilities; and

•	compliance with industry standards.

If we fail to address the above factors, there could be a material adverse effect on our business, results of operations and financial condition.

Our current competitors include Andrew Corporation, Fujitsu Limited, Hitachi Kokusai Electric Inc., Japan Radio Co., Ltd., Kathrein-Werke KG, Filtronic PLC, Mitsubishi Electric Corporation, Radio Frequency Systems and REMEC, Inc., in addition to a number of privately held companies throughout the world, subsidiaries of certain multinational corporations and the internal manufacturing operations and design groups of the leading wireless infrastructure manufacturers such as Ericsson, Motorola, Nokia, Nortel, Samsung and Siemens. Some competitors have adopted aggressive pricing strategies in an attempt to gain market share, which in return, has caused us to lower our prices in order to remain competitive. Such pricing actions have had an adverse effect on our financial condition and results of operations. In addition, some competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than we do and have achieved greater name recognition for their products and technologies than we have. If we are unable to successfully increase our market penetration or our overall share of the wireless communications infrastructure equipment market, our revenues will decline, which would negatively impact our results of operations.

Our failure to enhance our existing products or to develop and introduce new products that meet changing customer requirements and evolving technological standards could have a negative impact on our ability to sell our products.

To succeed, we must improve current products and develop and introduce new products that are competitive in terms of price, performance and quality. These products must adequately address the requirements of wireless infrastructure manufacturing customers and end-users. To develop new products, we invest in the research and development of wireless communications network products and coverage solutions. We target our research and development efforts on major wireless network deployments worldwide, which cover a broad range of frequency and transmission protocols. In addition, we are currently working on products for next generation networks, as well as development projects for products requested by our customers and improvements to our existing products. The deployment of a wireless network may be delayed which could result in the failure of a particular research or development effort to generate a revenue producing product. Additionally, the new products we develop may not achieve market acceptance or may not be able to be manufactured cost effectively in sufficient volumes. Our research and development efforts are generally funded internally and our customers do not normally pay for our research and development efforts. These costs are expensed as incurred. Therefore, if our efforts are not successful at creating or improving products that are purchased by our customers, there will be a negative impact on our operating results due to high research and development expenses.

Our business is subject to the risks of earthquakes and other natural catastrophic events, and to interruptions by man made problems such as computer viruses or terrorism.

Our corporate headquarters and the majority of our U.S. based research and development operations are located in the State of California in regions known for seismic activity. In addition, we have production facilities and have outsourced some of our production to contract manufacturers in Asia, another region known for seismic activity. A significant natural disaster, such as an earthquake in either of these regions, could have a material adverse effect on our business, operating results and financial condition. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business.

Risks Related to the Notes

The Notes are subordinated to our current and future senior indebtedness, which may affect our ability to pay any or all outstanding Notes upon the occurrence of certain events.

The Notes are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the Notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the Notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding Notes. In addition, we will not make any payments on the Notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

The Notes are also effectively subordinated to all indebtedness and liabilities, including trade payables, of our subsidiaries, including LGP Allgon. Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the terms of the indenture governing the Notes. As of January 2, 2005, we had approximately $650,000 of senior debt, which consisted of approximately $600,000 of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies and approximately $50,000 of capital lease obligations, all of which will be senior in right of payment to the Notes. In addition, as of January 2, 2005, we had $330 million of outstanding indebtedness that will rank equally with the Notes. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the Notes could be adversely affected. We anticipate that from time to time we will incur additional indebtedness and other liabilities including senior indebtedness, and that from time to time, our subsidiaries will incur additional indebtedness and other liabilities.

We are not required by the indenture to comply with financial covenants. As a result, we may incur additional indebtedness or take other actions that may affect our ability to pay our obligations under the Notes.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture. As a result, we are not restricted from incurring additional indebtedness or making capital expenditures or incurring other operating expenses, all of which may adversely affect our ability to pay our obligations under the Notes.

We may be unable to meet the requirements under the indenture to purchase your Notes upon a change in control.

Upon a change in control, as defined in the indenture governing the Notes, you may require us to purchase all or a portion of your Note. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered Notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or purchase of the Notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the Notes, we could seek the consent of our lenders to purchase the Notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the Notes. Our failure to purchase tendered Notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the Notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If we decide to settle any conversion of the Notes in cash, you may receive less proceeds than expected because the value of our Common Stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

The conversion value that you will receive upon conversion of your Notes if we decide to settle the conversion in whole or in part in cash is determined, in part, by the average of the closing sale prices per share of our Common Stock on the Nasdaq National Market for the five consecutive trading days beginning on the third trading day immediately following the conversion date of the Notes. Accordingly, if the price of our Common Stock decreases after you tender your Notes for conversion, the conversion value you receive may be adversely affected.

The Notes may not be rated or may receive a lower rating than anticipated, either of which may adversely affect the trading price of the Notes or our Common Stock.

We believe it is unlikely that the Notes will be rated. However, if one or more rating agencies rate the Notes and assign the Notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the Notes and our Common Stock would be harmed.

We expect that the trading value of the Notes will be significantly affected by the price of our Common Stock and other factors.

The market price of the Notes is expected to be significantly affected by the market price of our Common Stock. This may result in greater volatility in the trading value of the Notes than would be expected for nonconvertible debt securities. In addition, the liquidity and market price may be materially adversely affected by:

•	changes in the overall market for convertible subordinated securities;

•	changes in our financial performance or prospects, including as a result of our acquisition of LGP Allgon;

•	the prospects for companies in our industry generally;

•	the number of holders of the Notes;

•	the interest of securities dealers in making a market for the Notes; and

•	prevailing interest rates.

There is no established trading market for the Notes. Although the Notes sold to qualified institutional buyers under Rule 144A are eligible for trading in The PORTALSM Market, any Notes resold pursuant to this prospectus will no longer trade in The PORTALSM Market. As a result, there may be a limited market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the Notes, following their registration, will develop or be sustained. If an active trading market for the Notes fails to develop or be sustained, the trading price of the Notes could fall. Moreover, the Notes could trade at prices that may be lower than their initial offering price. In addition, the market price for the Notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and changes in performance or prospects for companies in our industry.

You may be deemed to receive a constructive dividend taxable to you, regardless of whether you convert the Notes into shares of our Common Stock.

The Conversion Price of the Notes is subject to adjustment under certain circumstances. Certain adjustments to (or the failure to make such adjustments to) the Conversion Price of the Notes may result in a taxable constructive distribution to you, regardless of whether you ever convert the Notes into shares of our Common Stock. For example, a decrease in the Conversion Price as a result of the payment of a cash dividend or cash distribution to our shareholders will result in a constructive distribution to you. This constructive dividend will be taxable as a dividend, return of capital, or capital gain in accordance with the rules under the Internal Revenue Code governing corporate distributions.

Risks Related to Our Common Stock

Our Common Stock price has been, and may continue to be, volatile and our shareholders may not be able to resell shares of our Common Stock at or above the price paid for such shares.

The price for shares of our Common Stock has exhibited high levels of volatility with significant volume and price fluctuations, which makes our Common Stock unsuitable for many investors. For example, for the two years ended January 2, 2005, the price of our Common Stock ranged from a high of $11.55 to a low of $3.05. The fluctuations in the price of our Common Stock have occasionally been unrelated to our operating performance. These broad fluctuations may negatively impact the market price of shares of our Common Stock. The price of our Common Stock has also been influenced by:

•	fluctuations in our results of operations or the operations of our competitors or customers;

•	failure of our results of operations to meet the expectations of stock market analysts and investors;

•	reductions in wireless infrastructure demand or expectations of future wireless infrastructure demand by our customers;

•	delays or postponement of wireless infrastructure deployments, including new 3G deployments;

•	changes in stock market analyst recommendations regarding us, our competitors or our customers;

•	the timing and announcements of technological innovations, new products or financial results by us or our competitors; and

•	changes in the wireless industry.

In addition, the increase in the number of shares of our outstanding Common Stock due to the LGP Allgon acquisition may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our Common Stock. This increase, together with our outstanding convertible debt instruments, and any potential future sale or issuance of shares of our Common Stock or instruments convertible or exchangeable into shares of our Common Stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our Common Stock.

Based on the above, we expect that our stock price will continue to be extremely volatile. Therefore, we cannot guarantee that our investors will be able to resell their Powerwave shares at or above their acquisition price.

Future sales of our Common Stock could adversely affect our Common Stock price, which may delay your ability to convert the Notes into shares of our Common Stock.

If all of the Notes are converted into shares of our Common Stock at the Conversion Price of $11.09, approximately 18,034,260 shares of Common Stock would be issuable, which amount represents approximately 18% of our total outstanding Common Stock as of February 28, 2005.

In addition, as of February 28, 2005, an aggregate of 21,171,313 shares of our Common Stock were issuable upon exercise of outstanding stock options under our stock option plans and upon conversion of our 1.25% Convertible Subordinated Notes due 2008, which we issued in July 2003, and an additional 1,858,990 shares of our Common Stock were reserved for the issuance of additional options and shares under these plans.

Future sales of our Common Stock and instruments convertible or exchangeable into our Common Stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our Common Stock. This could, in turn, have an adverse affect on the trading price of the Notes resulting from, among other things, a delay in the ability of holders to convert their Notes into our Common Stock. This may also make it more difficult for us to sell equity securities in the future at a time and a price that we deem appropriate.

Failure to maintain effective internal controls over financial reporting could adversely affect our business and the market price of our Common Stock.

Pursuant to rules adopted by the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, we are required to assess the effectiveness of our internal controls over financial reporting and provide a management report on our internal controls over financial reporting in all annual reports, beginning with our Annual Report on Form 10-K for the fiscal year ended January 2, 2005. This report contains, among other matters, a statement as to whether or not our internal controls over financial reporting are effective and the disclosure of any material weaknesses in our internal controls over financial reporting identified by management. Section 404 also requires our independent auditor to attest to, and report on, management’s assessment of our internal controls over financial reporting.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404. Management’s assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Section 404 and Auditing Standard No. 2 are newly effective, some of the judgments will be in areas that may be open to interpretation. Therefore, our management’s report on our internal controls over financial reporting may be difficult to prepare, and our auditors may not agree with our management’s assessment.

While we currently believe our internal controls over financial reporting are effective, we are required to comply with Section 404 on an annual basis. If we identify one or more material weaknesses in our internal controls over financial reporting during this continuous evaluation process, our management will be unable to assert such internal controls are effective. In addition, although we currently anticipate being able to continue to satisfy the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is no precedent available by which to measure compliance with these new requirements. Therefore, if we are unable to assert that our internal controls over financial reporting are effective in the future, or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our business and the market price of our Common Stock.

Our shareholder rights plan and charter documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Our shareholder rights plan and certain provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which in turn, could harm our stock price and our shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements as defined within Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to revenue, revenue composition, demand and pricing trends, future expense levels, competition in our industry, trends in average selling prices and gross margins, product and infrastructure development, market demand and acceptance, the timing of and demand for next generation products, customer relationships, employee relations, plans and predictions for acquired companies and assets, future acquisition plans, restructuring charges, the incurrence of debt, and the level of expected capital and research and development expenditures. Such forward-looking statements are based on the beliefs of, estimates made by, and information currently available to Powerwave’s management and are subject to certain risks, uncertainties and assumptions. Any other statements contained herein (including, without limitation, statements to the effect that Powerwave or its management “estimates,” “expects,” “anticipates,” “plans,” “believes,” “projects,” “continues,” “may,” “will,” “could,” or “would” or statements concerning “potential” or “opportunity” or variations thereof or comparable terminology or the negative thereof) that are not statements of historical fact are also forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, problems may arise in successfully integrating our business with that of LGP Allgon, and we may be unable to achieve anticipated cost-cutting synergies from the acquisition of LGP Allgon. Other potential risks and uncertainties include but are not limited to: customer order cancellations or deferrals; delays or cancellations of wireless network capacity expansions and buildouts for both existing 2G and 2.5G networks and new 3G networks; we require continued success in the design of new amplifier products and such products must be manufacturable and of good quality and reliability; our dependence on a limited number of customers for the majority of our revenues exposes us to potential reductions in revenues if such customers cease purchasing products from us; our business requires continued favorable business conditions and growth in the wireless communications infrastructure equipment industry. For additional risk factors, please refer to the section entitled “Risk Factors” beginning on page 6 of this prospectus. Reported financial performance and period-to-period comparisons are not necessarily indicative of the results that may be expected in the future, and we believe that such comparisons cannot be relied upon as indicators of future performance. We also note that the market price of our Common Stock has exhibited high levels of volatility and therefore may not be suitable for all investors. More detailed information on these and additional factors which could affect our operating and financial results are described in our Form 10-K for the fiscal year ended January 2, 2005 which was filed with the SEC on March 10, 2005 and other risks detailed from time to time in our reports filed with the SEC, including subsequent Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. We urge all interested parties to read these reports to gain a better understanding of the many business and other risks that Powerwave faces. Additionally, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

All of the Notes and the shares of Common Stock issuable upon conversion of the Notes are being sold by the selling securityholders or by their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the Notes or the shares of our Common Stock issuable upon conversion of the Notes by the selling securityholders.

RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	January 2, 2005	December 28, 2003	December 29, 2002		December 30, 2001	December 31, 2000		January 2, 2000
Ratios of earnings to fixed charges	—	—	8.9	x	—	64.9	x	17.8	x

For the purposes of computing the ratios of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $26,809,000 for the fiscal year ended January 2, 2005, $53,430,000 for the fiscal year ended December 28, 2003 and $32,050,000 for the fiscal year ended December 30, 2001.

DIVIDEND POLICY

We have never declared or paid a cash dividend. We intend to retain any earnings to fund future growth and the operation of our business and, accordingly, do not anticipate paying any cash dividends in the foreseeable future. We may enter into financing agreements containing restrictive covenants that impose limitations on the payment of dividends.

DESCRIPTION OF THE NOTES

The Notes were issued under an indenture, dated November 10, 2004, between Powerwave Technologies, Inc. and Deutsche Bank Trust Company Americas, as trustee. The following description is only a summary of the material provisions of the Notes, the related indenture and the registration rights agreement. We urge you to read the indenture, the Notes and the registration rights agreement in their entirety because they, and not this description, define your rights as holders of the Notes. You may request copies of these documents at our address shown under the caption “Incorporation by Reference.” The terms of the Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to “we,” “us,” “our” and “Powerwave” include only Powerwave Technologies, Inc. and not its subsidiaries.

General

We issued $200.0 million aggregate principal amount of the Notes. The initial purchaser acquired $150.0 million aggregate principal amount of the Notes in a private placement on November 10, 2004. On December 7, 2004, the initial purchaser exercised their option to acquire an additional $50.0 million aggregate principal amount of the Notes. The Notes are our general unsecured obligations and are subordinate in right of payment as described under “—Subordination of Notes.” The Notes mature on November 15, 2024.

Interest on the Notes accrues at the rate of 1.875% and is payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2005. Interest on the Notes accrues from November 10, 2004, or, if interest has already been paid, from the date it was most recently paid. We will make each interest payment to the holders of record of the Notes on the immediately preceding May 31 and November 30, whether or not this day is a business day. Interest payable upon redemption will be paid to the person to whom principal is payable. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest on, the Notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their Notes at the same location. We reserve the right to pay interest to holders of the Notes by check mailed to the holders at their registered addresses. However, a holder of Notes with an aggregate principal amount in excess of $1,000,000 will be paid by wire transfer in immediately available funds. Except under the limited circumstances described below, the Notes will be issued only in fully registered book-entry form, without coupons, and are represented by one or more global securities. There will be no service charge for any registration of transfer or exchange of Notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

We may, without the consent of the holders of Notes, issue additional notes from time to time in the future with the same terms and the same CUSIP number as the Notes offered hereby in any principal amount, provided that such additional notes must be part of the same issue as the Notes offered hereby for U.S. federal income tax purposes. The Notes offered by this prospectus and any such additional notes will constitute a single series of debt securities. This means that, in circumstances where the indenture provides for the holders of notes to vote or take any action, the holders of Notes offered by this prospectus and the holders of any such additional notes will vote or take that action as a single class.

The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “—Right to Require Purchase of Notes upon a Change in Control,” the indenture contains no covenants or other provisions that afford protection to holders of Notes in the event of a highly leveraged transaction.

Conversion Rights

General

A holder may at any time prior to the close of business on the maturity date convert any outstanding Notes into shares of our Common Stock at a “Conversion Price” of $11.09 per share. This represents a conversion rate of approximately 90.1713 shares per $1,000 principal amount at maturity of the Notes. The Conversion Price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert Notes only in denominations of $1,000 and multiples of $1,000. Upon conversion, we will have the right to deliver, in lieu of shares of our Common Stock, cash or a combination of cash and shares of our Common Stock as described under “—Payment Upon Conversion” below.

Adjustment to Conversion Price Upon a Change in Control

If you elect to convert your Notes in connection with a change in control as defined under “—Right to Require Purchase of Notes Upon a Change in Control” that occurs at a time when the Notes are not redeemable by us, and 10% or more of the fair market value of the consideration for the shares of our Common Stock in the transaction consists of (i) cash, (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will decrease the Conversion Price for the Notes surrendered for conversion, which will increase the number of shares issuable upon conversion (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which the change in control becomes effective (the “effective date”) and the share price (the “share price”) paid per share of our Common Stock in the change in control. If holders of our Common Stock receive only cash in the change in control, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale prices of our Common Stock on the five trading days prior to but not including the effective date of the corporate transaction.

The share prices set forth in the first row of each table below (i.e., column headers) will be adjusted as of any date on which the Conversion Price of the Notes is adjusted, as described below under “—Conversion Price Adjustments.” The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Price immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the Conversion Price as so adjusted. The number of additional shares will be adjusted in the same manner as the Conversion Price described under “—Conversion Price Adjustments.”

The following table sets forth the hypothetical share price and number of additional shares to be received per $1,000 principal amount of Notes:

Make Whole Premium on Change in Control

	Share Price on Date of Change in Control
Date of Change in Control	$7.92	$8.00	$9.00	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00
November 10, 2004	36.0	35.5	29.6	25.2	21.5	18.8	16.3	14.5	12.7	11.5
November 15, 2005	36.0	36.0	30.2	25.4	21.8	18.5	16.3	14.1	12.6	11.1
November 15, 2006	36.0	36.0	31.0	25.5	21.6	18.4	15.7	13.7	12.0	10.4
November 15, 2007	36.0	36.0	30.5	25.3	20.7	17.4	14.7	12.6	10.7	9.3
November 15, 2008	36.0	36.0	30.2	23.9	19.5	15.8	12.9	10.7	8.9	7.4
November 15, 2009	36.0	36.0	29.8	22.8	17.2	13.6	10.3	7.3	5.8	3.4
November 15, 2010	36.0	36.0	27.1	19.5	14.7	9.6	5.4	3.9	2.0	1.5
November 15, 2011	28.9	28.0	18.6	11.4	6.7	3.8	1.8	0.8	0.3	0.1

Make Whole Premium on Change in Control

	Share Price on Date of Change in Control
Date of Change in Control	$17.00	$18.00	$19.00	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00
November 10, 2004	10.3	9.2	8.5	7.7	7.0	6.4	6.0	5.5	5.0
November 15, 2005	9.9	9.0	8.0	7.2	6.7	6.0	5.5	5.0	4.7
November 15, 2006	9.4	8.2	7.4	6.7	5.9	5.4	4.9	4.4	4.0
November 15, 2007	8.0	7.2	6.2	5.5	5.0	4.4	3.8	3.5	3.3
November 15, 2008	6.3	5.2	4.6	3.8	3.2	2.9	2.5	2.1	1.8
November 15, 2009	2.6	2.0	1.1	0.9	0.0	0.0	0.0	0.0	0.0
November 15, 2010	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
November 15, 2011	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Make Whole Premium on Change in Control

	Share Price on Date of Change in Control
Date of Change in Control	$26.00	$27.00	$28.00	$29.00	$30.00	$31.00	$32.00	$33.00	$34.00	$35.00
November 10, 2004	4.7	4.4	4.0	3.7	3.5	3.3	3.1	2.9	2.7	2.5
November 15, 2005	4.3	3.9	3.6	3.4	3.2	2.9	2.7	2.5	2.4	2.3
November 15, 2006	3.7	3.5	3.1	2.8	2.6	2.5	2.3	2.1	1.9	1.8
November 15, 2007	2.8	2.5	2.4	2.2	1.9	1.7	1.6	1.5	1.4	1.2
November 15, 2008	1.7	1.4	1.2	1.1	1.0	0.8	0.7	0.7	0.6	0.6
November 15, 2009	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
November 15, 2010	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
November 15, 2011	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The share prices and additional share amounts set forth above are based upon a closing bid price of $7.92 per share of our Common Stock at November 4, 2004, the date the Purchase Agreement for the Notes was entered into, and a Conversion Price of $11.09.

The maximum amount of additional shares payable is 36.0 per $1,000 principal amount of Notes. Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed approximately 126.2626 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Conversion Price as set forth under “—Conversion Price Adjustments.”

The exact share prices and effective dates may not be set forth in the table above, in which case if the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

Notwithstanding anything herein to the contrary, no adjustment to the Conversion Price will be made if:

•	the share price is in excess of $35.00 per share (subject to adjustment);

•	at any time on or after November 21, 2009 until November 20, 2010, and on or after November 21, 2010 until November 20, 2011, the closing sale price of our Common Stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month immediately preceding the consummation of the change in control is more than 160% and 130%, respectively, of the then applicable Conversion Price on that 30th trading day; or

•	the share price is less than $7.92 per share (subject to adjustment).

Conversion After a Public Acquirer Change in Control

Notwithstanding the foregoing provisions, in the case of a public acquirer change in control (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described under “—Adjustment to Conversion Price Upon a Change in Control” above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer change in control, holders of the Notes will be entitled to convert their Notes into a number of shares of public acquirer common stock (as defined below) that have been registered, or the resale of which will be registered, under the Securities Act, by multiplying the conversion rate in effect immediately before the public acquirer change in control by a fraction:

•	the numerator of which will be (i) in the case of a consolidation, merger or binding share exchange, pursuant to which our Common Stock is converted into or exchanged for the right to receive cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of Common Stock or (ii) in the case of any other public acquirer change in control, the average of the last closing price of our Common Stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change in control, and

•	the denominator of which will be the average of the last closing prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change in control.

A “public acquirer change in control” means any event constituting a change in control that would otherwise obligate us to increase the conversion rate as described under “—Adjustment to Conversion Price Upon a Change in Control” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change in control (the “public acquirer common stock”). Upon a public acquirer change in control, holders may convert their Notes at the adjusted conversion rate described in the preceding paragraph but will not be entitled to the increased conversion rate as described under “—Adjustment to Conversion Price Upon a Change in Control.” The registered shares of public acquirer common stock, or the shares of public acquirer common stock registered for resale, as the case may be, shall be listed, or approved for listing subject only to official notice of issuance, on a national securities exchange or the Nasdaq National Market.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any Note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date.

Conversion Procedures

If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the Notes are in certificated form, with the certificated security, to the trustee who will, on your behalf, convert the Notes into shares of our Common Stock. You may obtain copies of the required form of the conversion notice from the trustee. If a holder of a Note has delivered notice of its election to have such Note repurchased at the option of such holder or as a result of a change in control, such Note may be converted only if the notice of election is withdrawn as described under “—Repurchase of the Notes at the Option of the Holder” or “—Right to Require Repurchase of Notes Upon a Change in Control.” The “conversion date” will be the date on which the foregoing requirements have been satisfied.

Payment Upon Conversion

Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a Note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion, we will become obligated to deliver to you a fixed number of shares of our Common Stock (or, as described below, cash or a combination of cash and shares of Common Stock in lieu thereof) and any cash payment to account for fractional shares (the “conversion obligation”). Except in the case of a cash settlement or a combined settlement as described below, the cash payment for fractional shares will be based on the last reported sale price of shares of our Common Stock on the trading day immediately prior to the conversion date. Delivery of shares of Common Stock (or, as described below, cash or a combination of cash and shares of Common Stock in lieu thereof) and any cash payment to account for fractional shares will be deemed to satisfy our obligation to pay the principal amount of the Notes, including accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited and will be deemed paid first out of any cash payment received on conversion (other than cash in lieu of a fractional share). The trustee will initially act as the conversion agent. Notwithstanding conversion of any Notes, the holders of the Notes and any shares of Common Stock issuable upon conversion thereof may continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See “—Registration Rights.”

Upon conversion, we will satisfy our conversion obligation by delivering to you either (1) shares of our Common Stock, (2) cash or (3) a combination of cash and shares of our Common Stock, as follows:

(a) Share Settlement. If we elect to satisfy the entire conversion obligation in shares of our Common Stock, then we will deliver to you a number of full shares equal to (i) the aggregate principal amount of Notes to be converted divided by 1,000 multiplied by (ii) the applicable Conversion Rate, together with any cash payments for fractional shares.

(b) Cash Settlement. If we elect to satisfy the entire conversion obligation in cash, then we will deliver to you an amount in cash equal to the product of:

•	(i) the aggregate principal amount of Notes to be converted divided by 1,000 multiplied by (ii) the applicable Conversion Rate; and

•	the average of the last reported sale prices of shares of our Common Stock over the five trading day period starting the third trading day following the conversion date of the Notes (the “applicable share price”).

(c) Combined Settlement. If we elect to satisfy a portion of the conversion obligation in cash (the “partial cash amount”) and a portion in shares of shares of our Common Stock, then we will deliver to you such partial cash amount, plus a number of shares equal to (i) the cash settlement amount as described in clause (b) above minus such partial cash amount divided by (ii) the applicable share price, together with any cash payment for fractional shares determined using the applicable share price.

If we choose to satisfy the conversion obligation by share settlement, then settlement in shares will be made on or prior to the fifth trading day following the conversion date. If we choose to satisfy the conversion obligation by cash settlement or combined settlement, then we will notify you, through the trustee, of the dollar amount to be satisfied in cash at any time on or before the date that is two business days following receipt of your notice of conversion (the “settlement notice period”). Share settlement will apply automatically if we do not notify you that we have chosen another settlement method.

If we timely elect cash settlement or combined settlement, then you may retract your conversion notice at any time during the two business day period beginning on the day after the settlement notice period (the “conversion retraction period”). You cannot retract your conversion notice (and your conversion notice therefore will be irrevocable) if we elect share settlement. If you have not retracted your conversion notice, then cash settlement or combined settlement will be made through the conversion agent no later than the third business day following the determination of the applicable share price.

Conversion Price Adjustments

We will adjust the Conversion Price if (without duplication):

(1)	we issue to all holders of shares of our Common Stock other capital stock as a dividend or distribution on our Common Stock;

(2)	we subdivide, combine or reclassify our Common Stock;

(3)	we issue to all holders of our Common Stock or our preferred stock, rights, warrants or options entitling them to subscribe for or purchase shares of our Common Stock at less than the then current market price;

(4)	we distribute to all holders of our Common Stock evidences of our indebtedness, shares of capital stock (other than shares of our Common Stock), securities, cash, property, rights, warrants or options, excluding:

•	those rights, warrants or options referred to in clause (3) above;

•	any dividend or distribution paid exclusively in cash not referred to below; and

•	any dividend or distribution referred to in clause (1) above;

(5)	we declare a cash dividend or distribution to all or substantially all of the holders of our Common Stock. If we declare such a cash dividend or distribution, the Conversion Price shall be decreased to equal the number determined by multiplying the Conversion Price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price — Dividend Adjustment Amount) / Pre-Dividend Sale Price

provided that no adjustment to the Conversion Price or the ability of a holder of a Note to convert will be made if we provide that holders of Notes will participate in the cash dividend or distribution without conversion; provided further that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount) then in lieu of any adjustment under this clause (5), we shall make adequate provision so that each holder of Notes shall have the right to receive upon conversion the amount of cash such holder would have received had such holder converted such Notes on the record date for such cash dividend or distribution. “Pre-Dividend Sale Price” means the average Common Stock price for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of Common Stock;

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Common Stock to the extent that the cash and value of any other consideration included in the payment per share of Common Stock exceeds the current market price per share of Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

(7)	someone other than Powerwave or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, Powerwave’s board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of Common Stock to more than 25% of the total shares of Powerwave Common Stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause Powerwave to engage in a consolidation or merger of Powerwave or a sale of all or substantially all of Powerwave’s assets.

If the rights provided for in our Rights Agreement dated June 1, 2001, as amended, between Powerwave and U.S. Stock Transfer Corporation have separated from our Common Stock in accordance with the provisions of the Rights Agreement so that the holders of the Notes would not be entitled to receive any rights in respect of our Common Stock issuable upon conversion of the Notes, the Conversion Price will be adjusted as provided in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our Rights Agreement to provide that upon conversion of the Notes the holders will receive, in addition to our Common Stock issuable upon such conversion, the rights which would have attached to such shares of our Common Stock if the rights had not become separated from our Common Stock under our Rights Agreement. See “Description of Capital Stock—Stockholder Rights Plan.” To the extent that we adopt any future rights plan, upon conversion of the Notes into our Common Stock, you will receive, in addition to our Common Stock, the rights under the future rights plan whether or not the rights have separated from our Common Stock at the time of conversion and no adjustment to the conversion price will be made in accordance with clause (4) above.

No adjustment to the Conversion Price or the ability of a holder of a Note to convert will be made if we provide that holders of Notes will participate in the transaction without conversion or in certain other cases. The Conversion Price will not be adjusted until adjustments amount to 1% or more of the Conversion Price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

We will not issue fractional shares of Common Stock to a holder who converts a Note. In lieu of issuing fractional shares, we will pay cash based upon the closing sale price of our Common Stock on the date of conversion or, the “applicable share price” in the event that cash or a combination of cash and Common Stock is used to satisfy our conversion obligation.

Except as described in this paragraph, no holder of Notes will be entitled, upon conversion of the Notes, to any actual payment or adjustment on account of accrued and unpaid interest or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a Note for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount to be converted together with the Note being surrendered. The foregoing sentence shall not apply to Notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

If we make a distribution of property to our stockholders that would be taxable to them as a dividend for federal income tax purposes and the Conversion Price of the Notes is decreased, this decrease may be deemed to be the receipt of taxable income by holders of the Notes.

We may from time to time reduce the Conversion Price if our board of directors determines that this reduction would be in the best interests of Powerwave. Any such determination by our board of directors will be conclusive. Any such reduction in the Conversion Price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the Conversion Price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our Common Stock resulting from any stock or rights distribution on our Common Stock.

Subordination of Notes

The payment of the principal of, premium, if any, and interest on the Notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness and effectively subordinated to all indebtedness and liabilities of our subsidiaries. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the Notes. If the Notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the Note holders. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the Notes is accelerated because of an event of default under the indenture.

We may not make any payment on the Notes or purchase or otherwise acquire the Notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or another person permitted to give such notice under the indenture.

We are required to resume payments on the Notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the Notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of Notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

Portions of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the Notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of January 2, 2005, after giving effect to the completion of this offering, we had approximately $670,000 of senior debt, approximately $625,000 of which consists of outstanding letters of credit related to contingent liabilities under our workers compensation insurance policies and approximately $45,000 of which consists of capital lease obligations. In addition, as of January 2, 2005, we had $130 million of additional outstanding indebtedness that will rank equally with the Notes.

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the Notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the Note holders.

“Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

“Indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise (A) for borrowed money, including overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Powerwave or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

“Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Powerwave whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Powerwave, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1) indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the Notes or expressly provides that such indebtedness is on the same basis or junior to the Notes; and

(2) any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Optional Redemption of the Notes

We may redeem some or all of the Notes at any time on or after November 21, 2011, at a redemption price, payable in cash, of 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of redemption. On or after November 21, 2009 until November 20, 2010, and on or after November 21, 2010 until November 20, 2011, we may redeem all or any portion of the Notes for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest up to but not including the date of redemption, in the event that our Common Stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar month preceding the calendar month in which the notice of redemption is properly mailed to holders is more than 160% and 130%, respectively, of the then applicable Conversion Price on that 30th trading day. We will give not less than 20 days’ or more than 60 days’ notice of redemption by mail to holders of the Notes. If we opt to redeem less than all of the Notes at any time, the particular Notes to be redeemed shall be selected by lot or on a pro rata basis.

Repurchase of Notes at the Option of the Holder

A holder has the right to require us to repurchase all or a portion of their Notes on November 15, 2011, 2014 and 2019. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes on the date of repurchase, plus accrued and unpaid interest (including liquidated damages, if any) up to but not including the date of repurchase.

We will be required to give notice on a date not less than 30 business days prior to each date of repurchase to the trustee and all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to repurchase their Notes.

For a discussion of the tax treatment of a holder exercising the right to require us to repurchase Notes, see “Material United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange or Retirement of the Notes.”

The repurchase notice given by a holder electing to require us to repurchase its Notes may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the date of repurchase.

Payment of the repurchase price for the Notes will be made promptly following the later of the date of repurchase and the time of delivery of the Notes.

If the paying agent holds money sufficient to pay the repurchase price of the Note on the business day following the date of repurchase in accordance with the terms of the indenture, then, immediately after the date of repurchase, the Note will cease to be outstanding, whether or not the Note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the Note.

Our ability to repurchase Notes may be limited by the terms of our then existing indebtedness or financing agreements. If we are obligated to repurchase the Notes, there can be no assurance that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness and to pay the repurchase price for all the Notes we may be required to repurchase. Our ability to pay cash to holders electing to require us to repurchase the Notes also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing.

No Notes may be repurchased at the option of holders if there has occurred and is continuing an event of default with respect to the Notes, other than a default in the payment of the repurchase price with respect to such Notes.

Mandatory Redemption

Except as described under “—Right to Require Purchase of Notes Upon a Change in Control,” we are not required to make mandatory redemption of, or sinking fund payments with respect to, the Notes.

Right to Require Purchase of Notes Upon a Change in Control

If a change in control (as defined below) occurs, each holder of Notes may require that we repurchase the holder’s Notes on the date fixed by us that is not less than 45 days nor more than 60 days after we give notice of the change in control. We will repurchase the Notes for an amount of cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to but not including the date of repurchase.

“Change in control” means the occurrence of one or more of the following events:

•	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets, to any person or group of related persons, as defined in Section 13(d) of the Exchange Act (a “Group”);

•	the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

•	any person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of, or any successor to, all or substantially all of our assets; or

•	the first day on which a majority of the members of our board of directors are not continuing directors.

The definition of “change in control” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or Group may be uncertain.

“Continuing director” means, as of any date of determination, any member of our board of directors who

•	was a member of such board of directors on the date of the original issuance of the Notes, or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the Notes which is to be paid on the date of repurchase.

On or before the 30th day after the change in control, we must mail to the trustee and all holders of the Notes a notice of the occurrence of the change in control, stating:

•	the repurchase date;

•	the date by which the repurchase right must be exercised;

•	the repurchase price for the Notes; and

•	the procedures which a holder of Notes must follow to exercise the repurchase right.

To exercise the repurchase right, the holder of a Note must deliver, on or before the third business day before the repurchase date, a written notice to us and the trustee of the holder’s exercise of the repurchase right. This notice must be accompanied by certificates evidencing the Note or Notes with respect to which the right is being exercised, duly endorsed for transfer. The holder may withdraw this notice of exercise at any time on or before the close of business on the business day preceding the repurchase date.

The effect of these provisions granting the holders the right to require us to repurchase the Notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of Notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases.

Our obligation to make a repurchase in the event of a change in control will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all Notes properly tendered and not withdrawn under the change in control offer.

If a change in control occurs and the holders exercise their rights to require us to repurchase Notes, we intend to comply with applicable tender offer rules under the Exchange Act with respect to any repurchase.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have “beneficial ownership” of all shares of our Common Stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the Notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the Notes by means of a supplemental indenture entered into with the trustee; and

•	after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Powerwave under the indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the indenture and the Notes.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no supplemental indenture may, among other things:

•	change the stated maturity of the principal of, or payment date of any installment of interest on, any Note;

•	reduce the principal amount of, or the rate of interest on, any Note;

•	change the currency in which the principal of any Note or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due;

•	adversely affect the conversion rights provided in the indenture;

•	modify the provisions of the indenture relating to our requirement to repurchase Notes on November 15, 2011, 2014 or 2019 or upon a change in control in a manner adverse to the holders of the Notes;

•	modify our rights to redeem the Notes in a manner adverse to the holders;

•	modify the subordination provisions in a manner adverse to the holders;

•	reduce the percentage in principal amount of the outstanding Notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

•	waive a default in the payment of principal of, or interest on, any Note.

The holders of a majority in principal amount of the outstanding Notes may, on behalf of the holders of all Notes:

•	waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal of or any interest on any Note or in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

Without the consent of any holders of Notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the Notes;

•	to make any change that does not adversely affect the rights of any holder of the Notes;

•	to comply with any requirement in connection with the qualification of the indenture under the Trust Indenture Act; or

•	to complete or make provision for certain other matters contemplated by the indenture.

Events of Default

Each of the following is an “event of default”:

(1)	a default in the payment of any interest upon any of the Notes when due and payable, which continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(2)	a default in the payment of the principal of the Notes when due, including on a redemption or repurchase date, whether or not prohibited by the subordination provisions of the indenture;

(3)	failure to pay when due the principal of indebtedness for money borrowed by us or our subsidiaries in excess of $25 million, or the acceleration of that indebtedness that is not withdrawn within 15 days after the date of written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes;

(4)	failure to provide notice of the occurrence of a change in control as required by the indenture, which failure continues for a period of 30 days;

(5)	a default by us in the performance, or breach, of any of our other covenants in the indenture which are not remedied within 60 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding Notes; or

(6)	events of bankruptcy, insolvency or reorganization involving Powerwave.

If an event of default described in clauses (1) through (5) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of and accrued and unpaid interest on all Notes to be immediately due and payable. This declaration may be rescinded if the conditions described in the indenture are satisfied. If an event of default of the type referred to in clause (6) occurs, the principal amount of and accrued and unpaid interest on the outstanding Notes will automatically become immediately due and payable.

Within 90 days following a default, the trustee must give to the registered holders of Notes notice of all uncured defaults known to it. The trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the best interests of the registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

The holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee. Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of the Notes unless the holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due or the right to convert a Note in accordance with the indenture, no holder may institute a proceeding or pursue any remedy with respect to the indenture or the Notes unless the conditions provided in the indenture have been satisfied, including:

•	holders of at least 25% in principal amount of the outstanding Notes have requested the trustee to pursue the remedy; and

•	holders have offered the trustee security or indemnity satisfactory to the trustee against any loss, liability or expense.

We are required to deliver to the trustee annually a certificate indicating whether the officers signing the certificate know of any default by us in the performance or observance of any of the terms of the indenture. If the officers know of a default, the certificate must specify the status and nature of all defaults.

Book-Entry System

The Notes were issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the Notes for all purposes under the indenture. Owners of beneficial interests in the Notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

The Notes, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•	a default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

On November 10, 2004, we entered into a registration rights agreement with the initial purchaser of the Notes for the benefit of the holders of the Notes and the shares of our Common Stock issuable on conversion of the Notes. Under this agreement, we will at our cost:

•	use all reasonable efforts to cause the shelf registration statement of which this prospectus is a part to be declared effective under the Securities Act no later than 210 days after the first date of original issuance of the Notes; and

•	use all reasonable efforts to keep the shelf registration statement of which this prospectus is a part effective after its effective date until the earlier of:

•	the sale pursuant to the shelf registration statement of all of the Notes and any shares of our Common Stock issued upon conversion of the Notes; and

•	the expiration of the holding period applicable to the Notes and the shares of our Common Stock issuable upon conversion of the Notes held by non-affiliates of Powerwave under Rule 144(k) under the Securities Act, or any successor provision, subject to certain exceptions.

We have the right to suspend use of this prospectus during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If the shelf registration statement of which this prospectus is a part is not declared effective on or prior to the 210th day after original issuance of the Notes or, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of Notes and all holders of our Common Stock issued on conversion of the Notes equal to (i) in respect of each $1,000 principal amount of Notes, at a rate per annum equal to 0.5% of such principal amount, plus accrued interest thereon to the date of determination, and (ii) in respect of any shares of Common Stock issued upon conversion of Notes, at a rate per annum equal to 0.5% of the principal amount of Notes that would then be convertible into such shares, plus accrued interest to the date of determination. So long as the failure to file or become effective or such unavailability continues, we will pay liquidated damages in cash on June 15 and December 15 of each year to the holder of record of the Notes or Common Stock issued in respect of the Notes on the immediately preceding May 31 or November 30, respectively. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash on the subsequent interest payment date.

A holder who elects to sell any securities pursuant to this prospectus:

•	is required to be named as selling securityholder;

•	is required to deliver a prospectus to purchasers;

•	is subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	is bound by the provisions of the registration rights agreement, which are applicable, including indemnification obligations.

We refer to the Notes and the Common Stock issuable on conversion of the Notes as registrable securities. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire to be completed and delivered by that holder to us at least three business days before any intended distribution of registrable securities under the shelf registration statement. To be named as a selling securityholder in this prospectus when it first becomes effective, holders must complete and deliver the questionnaire before the effectiveness of the shelf registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, after the effectiveness of the shelf registration statement, we will file an amendment to the shelf registration statement, or a supplement to this prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in this prospectus and therefore will not be permitted to sell any registrable securities under the shelf registration statement.

Governing Law

The indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 250,000,000 shares of Common Stock, $0.0001 par value and 5,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

As of February 28, 2005, there were 99,619,488 shares of Common Stock outstanding held by approximately 113 holders of record. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the stockholders. The shares of Common Stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of Common Stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends.

Upon a liquidation of the company, our creditors will be paid before any distribution to holders of our Common Stock. Subject to rights of any shares of preferred stock then outstanding, the holders of Common Stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Our amended and restated certificate of incorporation empowers the board of directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our Common Stock or adversely affect the rights and power, including voting rights, of the holders of our Common Stock without any further vote or action by the stockholders. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. In 2001, our board of directors designated 650,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the adoption of our stockholder rights plan, as described below.

Stockholder Rights Plan

On May 31, 2001, our board of directors adopted a stockholder rights plan, pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. The description and terms of these rights are set forth in a Rights Agreement, dated June 1, 2001, as amended, between Powerwave and U.S. Stock Transfer Corporation, as rights agent. The rights trade with, and are inseparable from, the Common Stock. Each right will allow its holder to purchase from us one one-hundredth of a share of new Series A junior participating preferred stock for $115.00 once the rights become exercisable.

The rights will not be exercisable until:

•	10 days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of the outstanding shares of Common Stock (excluding specified existing stockholders holding more than 15% of the outstanding Common Stock); or

•	if earlier, 10 business days (or a later date determined by the board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an “acquiring person.”

The date when the rights become exercisable is referred to as the distribution date. Until that date, the Common Stock certificates will also evidence the rights, and any transfer of shares of Common Stock will constitute a transfer of rights. After that date, the rights will separate from the Common Stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of Common Stock. Any rights held by an acquiring person are void and may not be exercised. The board of directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding Common Stock, but any such reduction in the threshold will not cause a person or a group to become an acquiring person by the lowering of the threshold below the percentage that such person or group already owns.

If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $115.00 per share, purchase shares of Common Stock with a market value of $230.00, based on the market price of the Common Stock prior to such acquisition.

If we are later acquired in a merger or similar transaction after the distribution date, all holders of rights except the acquiring person may, for $115.00, purchase shares of the acquiring corporation with a market value of $230.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Each one one-hundredth of Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments equal to the dividend paid on one share of Common Stock;

•	will entitle holders upon liquidation either to receive $1 per one one-hundredth interest of a share of Series A junior participating preferred stock or an amount equal to the payment made on one share of Common Stock, whichever is greater;

•	will have the same voting power as one share of Common Stock; and

•	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

The value of one one-hundredth interest in a share of Series A junior participating preferred stock should approximate the value of one share of Common Stock.

The board of directors may redeem the rights for $0.001 per right at any time before any person or group becomes an acquiring person. If the board of directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we effect a stock split or stock dividend of Common Stock.

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the outstanding shares of Common Stock, the board of directors may extinguish the rights by exchanging one share of Common Stock or an equivalent security for each right, other than rights held by the acquiring person.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is U.S. Stock Transfer Corporation.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations relevant to holders of the Notes and Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring or holding Notes or Common Stock.

This discussion does not purport to deal with all aspects of U.S. federal taxation that relate to the purchase, ownership and disposition of the Notes and the Common Stock into which the Notes may be converted. Additionally, this discussion does not purport to address all U.S. federal tax consequences that may be relevant to a particular holder in light of the holder’s circumstances, including without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) whose “functional currency” is not the United States dollar;

•	persons that will hold the Notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the Notes under the constructive sale provisions of the Code.

This discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the Notes and Common Stock into which the Notes may be converted. In addition, this discussion is limited to persons who will hold the Notes and Common Stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the Notes as indebtedness for federal income tax purposes.

ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK IN THEIR PARTICULAR SITUATIONS.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of a Note or Common Stock that for United States federal income tax purposes is:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, formed under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the United States can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. tax purposes) is a beneficial owner of the Notes or Common Stock into which the Notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the Notes or Common Stock into which the Notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the Notes and the Common Stock into which the Notes may be converted.

Stated Interest

Payments of stated interest on a Note, including “qualified stated interest” (as defined below), generally will be taxable to a U.S. Holder as ordinary income at the time such payments are accrued or are received, in accordance with the U.S. Holder’s regular method of tax accounting.

Notes Issued at a Discount

If a U.S. Holder purchases a Note at original issuance at a price below its principal amount, the Code generally treats the difference between the amount paid and the note’s principal amount as “original issue discount” (“OID”). OID is defined as the excess of the “stated redemption price at maturity” (defined below) of the Note over its “issue price” (defined below). The “stated redemption price at maturity” is the sum of all payments on the Note other than payments of “qualified stated interest,” which generally is stated interest that is based upon a fixed rate and payable unconditionally at least annually. The “issue price” of the Note is the first price at which a substantial amount of the issue of the Notes is sold to the public for cash (ignoring sales to bond houses, underwriters, placement agents and other wholesalers).

If a U.S. Holder owns a Note purchased at original issuance with OID less than the de minimis threshold amount (“de minimis OID”), the holder generally must include the OID in income, as capital gain, when principal payments are made on the Note. A subsequent holder who purchases at a premium a Note that was issued with de minimis OID does not include the de minimis OID in income, and a subsequent holder who purchases at a discount includes such discount in income under the market discount rules rather than under the rules pertaining to de minimis OID. The de minimis threshold is defined as one-quarter of one percent of the Note’s stated redemption price at maturity, multiplied by the number of complete years to maturity (as determined under applicable Treasury Regulations). If a U.S. Holder owns a Note with OID equal to or greater than the de minimis threshold amount, the holder must include the OID in income as it accrues, which may be before the holder receives cash attributable to such income. The Notes are being issued with OID less than the de minimis threshold amount. U.S. Holders purchasing the Notes at original issuance should consult their own advisors concerning a possible election to treat de minimis OID as OID.

Additional Payments

If the amount or timing of any additional payments on a Note is contingent, the Note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the Note and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, conversion or retirement of a Note before the resolution of the contingencies. In certain circumstances, holders of our Notes could receive payments in excess of stated principal or interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts (“liquidated damages”) in the manner described under “Description of the Notes—Registration Rights.” In addition, we may be required to adjust the Conversion Price in connection with a change in control, as described under “Description of the Notes—Conversion Rights.” We intend to take the position for U.S. federal income tax purposes that the possibility of such payment or such adjustment should not cause the Notes to be subject to the special rules applicable to contingent payment debt instruments. Instead, we intend to take the position that any payments of liquidated damages should be taxable to you as ordinary interest income when received or accrued, in accordance with your usual method of tax accounting, and that any additional consideration resulting from a change in control adjustment to the Conversion Price should be taken into account upon a conversion of the Notes. This position is based in part on our determination that as of the date of issuance of the Notes, the possibility that such additional payments or adjustment to the Conversion Price will be made is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the Notes as contingent payment debt instruments. Our position in this regard is binding on a holder unless the holder discloses a contrary position to the IRS. However, this position is not binding on the IRS and the IRS may take a contrary position from that described above, which could affect the timing and character of both income from the Notes and our deduction with respect to the potential additional payments. The remainder of this discussion assumes that the Notes will not be treated as contingent payment debt instruments.

Market Discount

The acquisition and sale of a Note may be subject to the market discount provisions of the Code. Subject to a de minimis exception, the market discount on a Note generally will equal the amount, if any, by which the “stated redemption price at maturity” of the Note immediately after its acquisition (other than at original issue) exceeds the U.S. Holder’s adjusted tax basis in the Note. A Note may also have market discount upon original issue if the holder has a cost basis in the Note that is less than the “issue price,” as defined above. If applicable, these provisions generally require a U.S. Holder who acquires a Note at a market discount to treat as ordinary income any gain recognized on the disposition of that Note to the extent of the accrued market discount on that Note at the time of disposition, unless the U.S. Holder elects to include market discount in income currently as it accrues with a corresponding increase in the U.S. Holder’s adjusted tax basis in the Note. If a U.S. Holder disposes of a Note with market discount in certain otherwise non-taxable transactions, the U.S. Holder must include accrued market discount as ordinary income as if the U.S. Holder had sold the Note at its then fair market value. A U.S. Holder will not recognize income for any accrued market discount attributable to a Note converted into Common Stock. Upon disposition of such Common Stock received, however, any gain will be treated as ordinary income to the extent of such accrued market discount not previously included in income.

The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the Note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. A U.S. Holder who acquires a Note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the Note is disposed of in a taxable transaction. U.S. Holders should consult their own advisors concerning the election to include market discount in income currently.

Amortizable Premium

A U.S. Holder who purchases a Note at a premium over its stated principal amount will not include OID in income. A U.S. Holder who purchases a Note at a premium may elect to amortize that premium with a corresponding decrease in the adjusted tax basis from the purchase date to the Note’s maturity date under a constant-yield method that reflects semiannual compounding based on the Note’s payment period, but subject to special limitations if the note is subject to optional redemption at a premium. Amortizable premium will not include any premium attributable to a Note’s conversion feature (determined under any reasonable method). Amortized premium is treated as an offset to interest income on a Note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the Note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election to amortize premium is not made, a U.S. Holder must include all amounts of interest without reduction for such premium, and such premium will (because it is reflected in adjusted tax basis) reduce such U.S. Holder’s gain or increase the loss on disposition of the Note. Investors should consult their own advisors concerning the advisability of electing to amortize premium.

Conversion of Notes Into Common Stock

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a Note into solely Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted (reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash). The holding period of such Common Stock received on conversion will generally include the period during which the converted Notes were held prior to conversion.

Conversion of Notes for Cash

A conversion of a Note in exchange solely for cash will be treated as a taxable sale or exchange of the Note, as described below under “Sale, Exchange or Retirement of the Notes.”

Conversion of Notes for Cash and Common Stock

If a U.S. Holder receives a combination of Common Stock and cash (other than cash received in lieu of a fractional share) upon conversion of a Note, then, assuming that the Notes are treated as “securities” for U.S. federal income tax purposes, the holder generally should not recognize loss, but should recognize gain, if any, on a Note so converted, in an amount equal to the lesser of the amount of (i) gain realized (i.e., the excess, if any, of the fair market value of the Common Stock received plus the cash received over the adjusted basis in the Note converted) or (ii) the cash received. Such gain generally will be capital gain, except to the extent of accrued market discount not previously included in income, and will be long-term capital gain if the Note has been held for at least one year at the time of the conversion. The U.S. Holder’s aggregate basis in the Common Stock (including any fractional share for which cash is paid) will equal the holder’s adjusted basis in the Note converted reduced by any cash received in the conversion (other than cash received in lieu of a fractional share) and increased by the amount of gain recognized on the conversion (other than gain with respect to a fractional share), and the U.S. Holder’s holding period for the stock will include the period during which the holder held such Note. Alternatively, the cash payment may be treated as proceeds from a sale of a portion of a Note, as described below under “Sale, Exchange or Retirement of the Notes.” In such case, a holder’s basis in the Note would be allocated pro rata between the Common Stock received (including any fractional share treated as received) and the portion of the Note that is treated as sold for cash. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and Common Stock upon a conversion.

Sale, Exchange or Retirement of the Notes

Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than by exercise of the conversion privilege in full or partial exchange for Common Stock), redemption, retirement or other disposition of Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued but unpaid interest not previously included in income, which amount will be taxable as ordinary income) and (ii) such holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such holder, increased by the amount of any OID or market discount includible in the holder’s gross income with respect to the Note and decreased by the amount of premium previously taken into account. Any gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a Note will be capital gain or loss (except, in the case of gain, to the extent of accrued market discount not previously included in income, which will be treated as ordinary income) and will generally be long-term capital gain or loss if the Note has been held or deemed held for more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Constructive Distributions

The Conversion Price of the Notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution includable in such holders’ income in the manner described under “The Common Stock” below (subject to a possible dividends received deduction in the case of corporate holders), if, and to the extent that certain adjustments in the Conversion Price (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Adjustments to the Conversion Price made pursuant to a bona fide reasonable adjustment formula that merely has the effect of preventing dilution in the interest of the holders of the Notes, however, will generally not be considered to result in a constructive distribution.

The Common Stock

Distributions, if any, made on the Common Stock generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, under recently enacted legislation, with respect to non-corporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rates provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital, reducing such holder’s adjusted tax basis in the Common Stock (but not below zero). Any remaining excess will be treated as capital gain from the sale or exchange of such Common Stock. Dividends received by a corporate U.S. Holder may be eligible for a dividends-received deduction, subject to applicable limitations.

Gain or loss realized on the sale or exchange of Common Stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such Common Stock. Except with respect to accrued market discount not previously included in income, such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the Common Stock for more than one year. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

A U.S. Holder of Notes or Common Stock may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments, OID, dividend payments, proceeds from the disposition of the Notes or Common Stock to or through certain brokers and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fails to report properly interest or dividends, or (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding, or if the IRS provides notification that the U.S. Holder has furnished us (or the broker if relevant) with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax exempt organizations and certain foreign persons, provided their exemptions from backup withholding are properly established.

We will report to the U.S. Holders of Notes and Common Stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. A “Non-U.S. Holder” is any holder of a Note or Common Stock other than a U.S. Holder or a foreign or domestic partnership.

For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or Common Stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

Generally any interest (including OID and liquidated damages) paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a U.S. person and the agent does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirements referred to in (ii) above, the beneficial owner of a Note must provide a properly executed Form W-8BEN (or appropriate substitute form) prior to payment of interest.

The gross amount of payments to a Non-U.S. Holder of interest that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to U.S. federal withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will instead be taxed at regular graduated U.S. income tax rates. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also, under certain circumstances, be subject to the branch profits tax at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may, under certain circumstances, be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a Note that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Dividends

In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax at regular graduated income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed above. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% (or, if applicable, treaty-reduced) rate. A Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax to the extent the Notes are converted into Common Stock. However, any cash received in the conversion, including cash in lieu of a fractional share, may give rise to gain, which may be taxable under the rules described below with respect to the sale of Notes or Common Stock.

Sales, Exchange or Redemption of Notes or Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange (including a conversion in exchange for cash) or redemption of a Note or Common Stock (including gain treated as ordinary income under the market discount rules) generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with a holder’s U.S. trade or business, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note or Common Stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Any amounts received in respect of accrued interest (including liquidated damages) not previously included in income generally would be treated as interest, the tax treatment of which is as described above.

Information Reporting and Backup Withholding

Generally, any payments to Non-U.S. Holders of interest (including OID), dividends, and proceeds paid by brokers must be reported annually to the IRS and to each Non-U.S. Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

Information reporting and backup withholding of United States federal income tax may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is a non-U.S. person or if we have or our paying agent has actual knowledge that the payee is a United States person.

The payment of the proceeds from the disposition of the Notes or Common Stock to or through the U.S. office of any broker, U.S. or foreign, will not be subject to information reporting and backup withholding if the owner certifies as to its Non-U.S. Holder status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note or Common Stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S.- related person will generally not be subject to backup withholding. However, such payments will be subject to information reporting if such broker is owned or controlled by U.S. persons, or is engaged in a United States trade or business.

Such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

Any amounts withheld under the backup withholding rules (at a current rate of 28%) from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the requisite procedures are followed.

THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

We originally issued $150.0 million of the Notes to the initial purchaser in a private placement on November 10, 2004. On December 7, 2004, the initial purchaser exercised their option to acquire an additional $50.0 million aggregate principal amount of the Notes. The initial purchaser resold the Notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and Common Stock into which the Notes are convertible.

The following table sets forth certain information with respect to the selling securityholders and the principal amounts of Notes and number of shares of Common Stock beneficially owned by each of them that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by the selling securityholders in such questionnaires. The selling securityholders may offer all or some portion of the Notes or Common Stock into which the Notes are convertible, therefore no estimate can be given as to the amount of the Notes or the Common Stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements under the Securities Act. As of February 28, 2005, we had $200,000,000 in principal amount of Notes and 99,619,488 shares of Common Stock outstanding.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned	Percentage of Notes Outstanding	Common Stock Owned Prior to the Offering (1)(2)	Common Stock Owned After Completion of the Offering
Fore Convertible Master Fund, Ltd. (3)	$20,000,000	10.00%	1,803,426	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (4)	$14,900,000	7.45%	1,343,552	—
Man Convertible Bond Master Fund, Ltd. (5)	$10,710,000	5.36%	965,735	—
Grace Convertible Arbitrage Fund, Ltd. (6)	$8,500,000	4.25%	771,061	—
Sunrise Partners Limited Partnership (7) ***	$7,540,000	3.77%	679,892	—
Man Mac I, Limited (8)	$7,000,000	3.50%	631,199	—
Fore ERISA Fund, Ltd. (3)	$7,000,000	3.50%	631,199	—
Polaris Vega Fund L.P. (9)	$6,800,000	3.40%	613,165	—
FrontPoint Convertible Arbitrage Fund, L.P. (10)***	$6,250,000	3.13%	563,570	—
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio (11)	$6,000,000	3.00%	541,028	—
Akantnos Arbitrage Master Fund, L.P. (12)	$5,000,000	2.50%	450,857	—
Fore Multi Strategy Master Fund, Ltd. (13)	$5,000,000	2.50%	450,857	—
Nuveen Preferred & Convertible Fund JQC (14)	$4,475,000	2.24%	403,517	—
Guggenheim Portfolio Company VIII (Cayman), Ltd. (15) ***	$4,000,000	2.00%	360,685	—
BNP Paribas Equity Strategies, SNC (16) ***	$3,608,000	1.80%	344,880	19,542
Nuveen Preferred & Convertible Income Fund JPC (14)	$3,355,000	1.68%	302,525	—
Argent Classic Convertible Fund L.P. (17)	$3,090,000	1.55%	278,629	—
KBC Financial Product USA, Inc. (18)**	$2,750,000	1.38%	247,971	—
State of Oregon—Equity (14)	$2,645,000	1.76%	238,503	—

State of Oregon/ SAIF Corporation (14)	$2,285,000	1.14%	206,041	—
Forest Convertible Fund, Ltd., Class A-5 (19)	$2,100,000	1.05%	189,360	—
Grace Brothers, Ltd. (20)	$2,000,000	1.00%	180,343	—
CNHCA Master Account, LP (21)	$2,000,000	1.00%	180,343	—
Citigroup Global Markets Inc. (22) **	$2,000,000	1.00%	180,343	—
CSS, Ltd.(23)	$2,000,000	1.00%	180,343	—
Boilermakers Blacksmith Pension Trust (14)	$1,745,000	*	157,349	—
Vicis Capital Master Fund (24)	$1,500,000	*	135,257	—
Xavex Convertible Arbitrage 10 Fund (18)	$1,370,000	*	123,535	—
CooperNeff Convertible Strategies (Cayman) Master Fund, LP (16)	$1,300,000	*	117,223	—
Lyxor/Forest Fund Limited (25)	$1,255,000	*	113,165	—
HSBC Investments (USA) Inc., a/c HSBC Multi-Strategy Arbitrage Fund (26)	$1,000,000	*	90,171	—
Arkansas PERS (14)	$935,000	*	84,310	—
Zurich Institutional Benchmarks Master Fund, Ltd. (14)	$755,000	*	68,079	—
Argent Classic Convertible Arbitrage Fund II, L.P. (27)	$640,000	*	57,710	—
Sturgeon Limited (16)	$624,000	*	56,267	—
Barclays Global Investors Diversified Alpha Plus Funds (19)	$608,000	*	54,824	—
Lyxor/Convertible Arbitrage Fund Limited (16)	$572,000	*	51,578	—
Delaware PERS (14)	$540,000	*	48,693	—
Sphinx Convertible Arbitrage SPC (19)	$466,000	*	42,020	—
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio (19)	$453,000	*	40,848	—
Delta Airlines Master Trust (14)	$415,000	*	37,421	—
Singlehedge US Convertible Arbitrage Fund (16)	$396,000	*	35,708	—

Duke Endowment (14)	$375,000	*	33,814	—
HFR CA Global Opportunity Master Trust (19)	$330,000	*	29,757	—
Astrazeneca Holdings Pension (14)	$280,000	*	25,248	—
ICI American Holdings (14)	$205,000	*	18,596	—
Alexian Brothers Medical Center (14)	$200,000	*	18,034	—
US Bank FBO Benedictine Health Systems (14)	$155,000	*	13,977	—
Xavex Convertible Arbitrage 4 Fund (19)	$144,000	*	12,985	—
Syngenta AG (14)	$120,000	*	10,886	—
C & H Sugar Company Inc. (14)	$105,000	*	9,468	—
Hawaiian Airlines Pilots Retirement Plan (14)	$90,000	*	8,115	—
Aloha Airlines Non-Pilots Pension Trust (14)	$80,000	*	7,214	—
HFR RVA Select Performance Master Trust (16)	$72,000	*	6,492	—
Hallmark Convertible Securities Fund (14)	$65,000	*	5,896	—
Prudential Insurance Co. of America (14)	$55,000	*	4,959	—
Aloha Pilots Retirement Trust (14)	$50,000	*	4,509	—
Hawaiian Airlines Employees Pension Plan—IAM (14)	$30,000	*	2,705	—
OCLC Online Computer Library Center, Inc. (14)	$30,000	*	2,705	—
Hawaiian Airlines Pension Plan for Salaries Employees (14)	$5,000	*	451	—
Unidentified Securityholders (28)	$42,027,000	21.01%	3,789,629	—

*	Less than 1%

**	This selling securityholder is a broker dealer and is, therefore, deemed an underwriting by the SEC.

***	This selling securityholder is an affiliate of a broker dealer and purchased the Notes in the ordinary course of business. At the time these selling securityholders purchased the Notes, they had no agreements or understandings, directly or indirectly, with any person to distribute the Notes or the shares of Common Stock issuable upon conversion of the Notes.

(1)	Includes shares of Common Stock issuable upon conversion of the Notes.

(2)	Assumes a conversion rate of 90.1713 shares per $1,000 principal amount of Notes and a cash payment in lieu of any fractional interest.

(3)	Information not provided by the selling securityholder as of the date hereof.

(4)	Alan Marshall and Henry Cox hold the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Marshall and Mr. Cox disclaim beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(5)	Information not provided by the selling securityholder as of the date hereof.

(6)	Grace Brothers Management, L.L.C. is the General Partner of Grace Convertible Arbitrage Fund, Ltd. Michael Brailon is the Managing Member of Grace Brothers Management, L.L.C. and holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Brailon disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(7)	S. Donald Sussman holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Sussman disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(8)	Man-Diversified Fund II, Ltd. has been identified as the controlling entity of Man Mac I, Limited. The managing shares of Man-Diversified Fund II, Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, which is controlled by Michael Collins. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange. Mr. Collins and a majority of the members Man Group plc’s Board of Directors hold the final voting and investment power over the Notes or the shares of common stock issuable upon conversion of the Notes. Mr. Collins and the members of the Board of Directors of Man Group plc disclaim beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(9)	Gregory R. Levinson holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Levinson disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(10)	FrontPoint Convertible Arbitrage Fund GP LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and as such has voting and dispositive power over the securities held by FrontPoint Convertible Arbitrage Fund, L.P. Phillip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC each disclaim beneficial ownership of the securities held by FrontPoint Convertible Arbitrage Fund, L.P. except for their pecuniary interest therein.

(11)	Information not provided by the selling securityholder as of the date hereof.

(12)	Akantnos Capital Management, L.L.C. is the Managing Member of Akantnos Arbitrage Master Fund, L.P. Michael Kao is the Managing Member of Akantnos Capital Management, L.L.C. and holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Kao disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(13)	Information not provided by the selling securityholder as of the date hereof.

(14)	Information not provided by the selling securityholder as of the date hereof.

(15)	Information not provided by the selling securityholder as of the date hereof.

(16)	Christian Menestrier holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Menestrier disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(17)	Information not provided by the selling securityholder as of the date hereof.

(18)	Luke Edwards holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Edwards disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(19)	Michael A. Boyd holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Boyd disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes, except for his pecuniary interest therein.

(20)	Michael Brailon holds the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Brailon disclaims beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(21)	Information not provided by the selling securityholder as of the date hereof.

(22)	Information not provided by the selling securityholder as of the date hereof.

(23)	Michael J. Carusillo, Clayton A. Struve and Nicholas D. Schoewe hold the final voting and investment power over the Notes and the shares of common stock issuable upon conversion of the Notes. Mr. Carusillo, Mr. Struve and Mr. Schoewe disclaim beneficial ownership of the Notes and the shares of common stock issuable upon conversion of the Notes.

(24)	Information not provided by the selling securityholder as of the date hereof.

(25)	Information not provided by the selling securityholder as of the date hereof.

(26)	Information not provided by the selling securityholder as of the date hereof.

(27)	Information not provided by the selling securityholder as of the date hereof.

(28)	The selling securityholders named above are those holders of the Notes who completed and delivered a Selling Securityholder Questionnaire to us prior to the date of filing of this Registration Statement. We will continue to add selling securityholders to this table by supplementing this prospectus, in cases where such selling securityholders deliver their Selling Securityholder Questionnaire to us following the date of this prospectus.

None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of Common Stock issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock into which the Notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the Notes and the shares of Common Stock issuable upon conversion of the Notes offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the Notes or Common Stock issuable upon conversion of the Notes will be the purchase price of the Notes or Common Stock issuable upon conversion of the Notes less any discounts and commissions. A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of Notes or Common Stock to be made directly or through agents.

The Notes and the Common Stock issuable upon conversion of the Notes may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledges or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Notes and the Common Stock issuable upon conversion of the Notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the Notes and the Common Stock issuable upon conversion of the Notes may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the Notes and the Common Stock issuable upon the conversion of the Notes by selling securityholders and any discounts, commission or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to prospectus deliver requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the Notes and the Common Stock issuable upon conversion of the Notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The Notes and the Common Stock issuable upon conversion of the Notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Notes and Common Stock issuable upon conversion of the Notes may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing and exercise of options, whether such options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sale of Notes and the Common Stock issuable upon conversion of the Notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of Notes or the Common Stock issuable upon conversion of the Notes in the course of hedging their positions. The selling securityholders may also sell the Notes and Common Stock issuable upon conversion of the Notes short and deliver Notes and the Common Stock issuable upon conversion of the Notes to close out short positions, or loan or pledge Notes or the Common Stock issuable upon conversion of the Notes to broker-dealers that in turn may sell the Notes and the Common Stock issuable upon conversion of the Notes.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Notes and the Common Stock issuable upon conversion of the Notes by the selling securityholders.

Our Common Stock trades on the Nasdaq National Market under the symbol “PWAV.” We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the Notes.

There can be no assurance that any selling securityholder will sell any or all of the Notes or the Common Stock issuable upon conversion of the Notes pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the Notes and the Common Stock issuable upon conversion of the Notes by other means not described in this prospectus. In addition, any Note or Common Stock issuable upon conversion of the Notes covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The Notes and the Common Stock issuable upon conversion of the Notes may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Notes and Common Stock issuable upon conversion of the Notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in the sale of Notes or the Common Stock issuable upon conversion of the Notes will be subject to the Exchange Act. The Exchange Act rules include, without limitations Regulation M, which may limit the timing of purchases and sales of any of the Notes and the Common Stock issuable upon conversion of the Notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Notes and the Common Stock issuable upon conversion of the Notes and the ability of any person or entity to engage in market-making activities with respect to the Notes and the Common Stock issuable upon conversion of the Notes.

We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes and Common Stock issuable upon conversion of the Notes to the public, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the Notes and the shares of Common Stock issuable upon conversion of the Notes offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended January 2, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of LGP Allgon Holding AB as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 incorporated by reference from the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2004 have been audited by Deloitte & Touche AB, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net profit (loss) and shareholders’ equity) which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we close this offering, including all filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement. We hereby incorporate by reference the following documents:

•	our Current Report on Form 8-K filed with the SEC on May 13, 2004;

•	our Annual Report on Form 10-K for the fiscal year ended January 2, 2005, filed with the SEC on March 10, 2005, as amended on April 8, 2005 on Form 10-K/A;

•	our Current Report on Form 8-K filed with the SEC on March 10, 2005;

•	our Current Report on Form 8-K filed with the SEC on March 14, 2005;

•	our Current Report on Form 8-K filed with the SEC on March 16, 2005; and

•	the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on October 9, 1996.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by written or oral request made to us at the following address or telephone number:

Powerwave Technologies, Inc.

1801 E. St. Andrew Place, Santa Ana, California 92705

Attention: Investor Relations

Phone: (714) 466-1000; Fax: (714) 466-5801

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3, including amendments thereto, relating to the Notes and Common Stock issuable upon conversion of the Notes offered by this prospectus, with the SEC. This prospectus, which constitutes a part of this Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules which are part of this Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to Powerwave, the Notes and the shares of Common Stock issuable upon conversion of the Notes offered hereby, reference is made to such Registration Statement, exhibits and schedules.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC also maintains an internet website, at http://www.sec.gov, that contains our filed reports, proxy and information statements and other information that we file electronically with the SEC.